Exhibit 20.1

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www.globalentertainmentinc.com

September 15, 2006

TO OUR STOCKHOLDERS:

We are sending this notice to our shareholders of record as of August 28, 2006.  As announced at our special shareholders meeting on September 15, 2006, the special meeting has been adjourned to a shareholder meeting to take place on October 3, 2006 at 9:00 a.m. at 703 Waterford Way, Suite 690, Miami, Florida 33126 to consider the proposal to increase the authorized shares of the Company's common stock as disclosed in our proxy statement dated September 1, 2006 (the "Proxy Statement") which was mailed to you on or about September 1, 2006.

The purpose and provisions of the proposal are described in the Proxy Statement.  This is not a request for your proxy, but a notice of the continuation of the meeting. We look forward to seeing you at the special meeting, should you plan on attending the meeting.

Sincerely,

Bryan Abboud

Chief Executive Officer

Global Entertainment Holdings/Equities, Inc. 703 Waterford Way. Suite 690 Miami, Florida 33126-4676	info@globalentertainmentinc.com 1+305.374.2036 - tel 1+305.373.4668 - fax